PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 12, 2009

American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, Michigan

Dear Sirs/Madams:

We have audited the financial statements of American Axle & Manufacturing Holdings, Inc. (the “Company”) as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 12, 2009, which expresses an unqualified opinion and includes explanatory paragraphs relating to: uncertainties which raise substantial doubt about the Company’s ability to continue as a going concern; the adoption on December 31, 2006 of the balance sheet provisions of SFAS No. 158, Employers Accounting for Defined Benefit Provision and Other Postretirement Plans; the adoption on January 1, 2007 of the measurement date provisions of SFAS No. 158 and FASB Interpretation No. 48, Accounting for Uncertainty in  Income Taxes; the change on January 1, 2008 to a preferred method for costing U.S. inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method and the change during the year ended December 31, 2008 in the balance sheet accounting related to the Company’s other post retirement benefit obligations.  Note 1 to such financial statements contains a description of your change during the year ended December 31, 2008 in the balance sheet accounting related to cost sharing provisions associated with the Company’s other post retirement benefit obligations.  In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan